UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
POLL RESULTS OF THE SPECIAL GENERAL MEETING
HELD ON 8 JULY 2009
The Board is pleased to announce that the resolution proposed at the Special General Meeting held on 8 July 2009 (the “SGM”) was duly passed by shareholders of the Company by way of poll.
Reference is made to the circular of APT Satellite Holdings Limited (the “Company”) dated 22 June 2009 (the “Circular”) in respect of the Very Substantial Acquisition Relating to the Termination of the 1999 Lease Agreement and Ancillary Agreement. Terms used herein shall have the same meanings as defined in the Circular.
The Board is pleased to announce that the resolution proposed at the SGM was duly passed by the shareholders of the Company by way of poll. The poll results in respect of the resolution passed at the SGM were as follows:

Number of shares voted(%)
Ordinary Resolution	For	Against
"THAT the resolution as contained in the notice dated 22 June 2009 convening the SGM to (a) approve the transactions contemplated under the Lease Termination Agreement entered into on 1 June 2009 between APT Satellite Company Limited, a wholly-owned subsidiary of the Company, Telesat Canada and Telesat Asia Pacific Satellite (HK) Limited in respect of APSTAR-IIR/Telstar 10; and (b) authorize the directors of the Company to do all such things and sign, seal, execute, perfect and deliver all such documents on behalf of the Company as they may in their discretion consider necessary, desirable or expedient, for the purposes of or in connection with the implementation and/or give effect to any matters relating to the Lease Termination Agreement and all transactions contemplated thereunder.”
	216,179,212 (99.64%)	778,000 (0.36%)
As more than 50% of the votes were cast in favour of the above resolution, the resolution proposed at the SGM was duly passed as an ordinary resolution.
As at the date of the SGM, (i) the issued share capital of the Company comprised 413,265,000 Shares; (ii) the Board confirmed that no shareholders are required to abstain from voting at the SGM on the resolution as no shareholders have any material interest in the acquisition; (iii) there should be a total number of 413,265,000 Shares (representing the entire issued shared capital of the Company) which was the total number of shares entitling the holder to attend and vote for or against the resolution at the SGM; and (iv) there was no Share entitling the holder to attend and vote only against the resolution at the SGM.

The Company’s branch share registrar in Hong Kong, Tricor Tengis Limited, was appointed as the scrutineer for the vote-taking at the SGM.

By Order of the Board
Dr. Lo Kin Hang, Brian
Company Secretary

Hong Kong, 8 July 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 8, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President